Tel: 312-856-9100 Fax: 312-856-1379 www.bdo.com	330 North Wabash, Suite 3600 Chicago, IL 60611

March 21, 2019

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on March 15, 2019, to be filed by Hancock Park Corporate Income, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.
Very truly yours,

/s/ BDO USA, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.